SUB-ITEM 77D
Policies with respect to security investments

     (a) As of January 1, 2006, the name of the California Intermediate-Term Tax-Free fund was changed to the California Tax-Free Bond fund. The fund's investments now includes quality debt securities of all maturity ranges. Prior to the change, the fund's investments were focused on debt securities with a 5-10 year weighted average maturity. (b) N/A
(c)      N/A
(d)      N/A
(e)      N/A
(f)      N/A
(g)      N/A